

February 23, 2015

Via E-Mail
Robert P. Rozek
Chief Financial Officer
Korn Ferry International
1900 Avenue of the Stars, Suite 2600
Los Angeles, CA   90067

> **Re: Korn Ferry International**
> **Form 10-K for the Fiscal Year Ended April 30, 2014**
> **Filed June 27, 2014**
> **File No. 001-14505**

Dear Mr. Rozek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2014 filed June 27, 2014

Item 8. Financial Statements and Supplementary

Note 1. Organization and Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-10

1. Please tell us the nature of the LTC license revenue and all related elements within the license arrangements.

Note 11. Business Segments, page F-37

2. We note your disclosure on page F-38 that you have excluded unusual or infrequent items from Adjusted EBITDA. Please tell us how you were able to determine that these adjustments are unusual or infrequent as these adjustments appear to have occurred in two or three of the three most recent fiscal years. Alternatively, please revise your disclosure in future filings to recharacterize your description of these adjustments and provide us an example of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3295.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant